Westside Energy Corporation
                       4400 Post Oak Parkway, Suite 2530
                              Houston, Texas 77027
                    713.979.2660 - phone 713.979.2665 - fax


November 10, 2005


United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-S
Washington, D.C. 20549

Attn: Ms. Regina Balderas, Division of Corporate Finance

Dear Ms. Balderas:

         We recently received your second comments letter on Westside Energy Corporation's 2004 10-KSB and 2005 10-QSB filings (File NO.1 - 32533). As I stated in a phone message left on your recorder today, we are not yet in receipt of certain technical advice from our auditors which is key to us properly answering your comments. We therefore request an extension of the due date for our response from Thursday, November 10, 2005 to Tuesday, November 15, 2005.

         Thank-you in advance for your consideration of our request. Should you have any questions regarding this matter, please contact me immediately at
713.979.2660 x 206 / sjaustin@westsideenergy.com.

Sincerely,


Sean J. Austin
Vice President and Controller